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                               June 15, 2021

       Matthew Gline
       Chief Executive Officer
       Roivant Sciences Ltd.
       Suite 1, 3rd Floor
       11-12 St. James Square
       London SW1Y4LB
       United Kingdom

                                                        Re: Roivant Sciences
Ltd.
                                                            Registration
Statement on Form S-4
                                                            Filed May 14, 2021
                                                            File No. 333-256165

       Dear Mr. Gline:

              We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Registration Statement on Form S-4

       Market, Industry, and Other Data , page 1

   1. We note your statement regarding market data used in the prospectus in which you explain that your
estimates are derived from your review and interpretation of certain sources and that
investors are cautioned "not to give undue weight" to these estimates.
                                                        Please revise this
statement to eliminate any implication that investors are not entitled to rely on the information
included in your registration statement.
       Summary of the Proxy Statement/Prospectus
       Roivant Sciences Ltd., page 14
 Matthew Gline
FirstName  LastNameMatthew  Gline
Roivant Sciences Ltd.
Comapany
June       NameRoivant Sciences Ltd.
     15, 2021
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2. Please disclose Riovant's history of net losses and lack of commercial revenue in this summary section.

3. Please clarify how you define "mid-to late-stage clinical development" and what factors you use to define your Phase 3 trials as "successful." Please quantify the number of drug candidates being tested in the nine International Phase 3 trials and the eight Phase 3 trials you deemed "successful." Additionally, clarify the current status of development for the the candidates for which you completed successful Phase 3 trials. Interests of Certain MAAC Persons in the Business Combination , page 19

4. Please quantify the aggregate dollar amounts contributed by the sponsor and affiliates and describe the nature of what the sponsor and the affiliates have at risk and are dependent on the completion of the business combination. Include the current value of the securities held, loans extended, fees due and out of pocket expenses for which the sponsor and affiliates are awaiting reimbursement. Provide similar disclosure for officers and directors, if material. Provide similar information in your risk factor section and "Interests of Certain MAAC Persons in the Business Combination" beginning on page 161.46

Milestone and Royalty payments that we are obligated to pay may be greater than anticipated., page 36

5. Given that the milestone and royalty payments are provided for in your licensing agreements, it is not clear why they might be greater than you anticipate. Please revise to further explain this risk and why the amount of the payments and describe the types of payments that might unexpectedly come due prior to generating product sales.
Risks Related to MAAC and the Business Combination, page 98

6. Please highlight the risk that the sponsor will benefit from the completion of a business combination and may be incentivized to complete an acquisition of a less favorable company or on term less favorable to shareholders rather than liquidate.
7. Please highlight the sponsors and public shareholders have different rates of return and clarify if the sponsors and affiliates can earn a positive rate of return on their investment, even if the other SPAC shareholders experience a negative rate of return in the post business combination company.
Since MAAC sponsor and MAAC's officers and directors will not be eligible to be reimbursed for their out of pocket expenses..., page 101

8.       Please quantify the out of pocket expenses incurred to date.

Subsequent to the Consummation of the Business Combination, MAAC may be required to...,
 Matthew Gline
FirstName  LastNameMatthew  Gline
Roivant Sciences Ltd.
Comapany
June       NameRoivant Sciences Ltd.
     15, 2021
June 15,
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page 102

9. Please highlight the risk presented by taking the company public through a merger rather than an underwritten offering by highlighting that an underwriter would be subject to liability for any material misstatements or omissions in a registration statement.
Our warrant agreement designates the courts of the State of New York or the United States
District Court for the Southern District. . . ., page 105

10. Please revise this risk factor to disclose that there is also a risk that your exclusive forum provision may result in increased costs for investors to bring a claim.
Background of the Business Combination, page 161

11. Please identify the third party advisor and expand your disclosure to more specifically explain its role with respect to evaluations, analysis and due diligence.
12. Explain how you narrowed the potential targets from 70 to seven, describe each of the seven potential targets that entered into non-disclosure agreements with you and explain why and when each was eliminated as a potential target.
13. Describe the analyses prepared by the third party advisor for each of the three remaining candidates.
14. Disclose the proposed terms Roivant provided MAAC on January 10, 2021 and explain how the terms changed during the course of your negotiations. Business of Roivant
Vants , page 203

15. Please enlarge this figure, the development pipeline on page 203.1 and the graphic on page 207, as the text is too small to be legible. Additionally, indicate which of these Vants are publicly held.
16. We note that some of the product candidates in your pipeline table on page 2.3.1 are being developed by vants that you do not control, such products being developed by Sio Gene
         Therapies and Arbutus. For each of these candidates describe your economic interests in the product candidate, such as receipt of potential milestone payments, royalty rights, commercialization rights. To the extent that your rights are limited to the potential appreciation in the value of your shares in the company, please remove them from this pipeline table and the individual vant pipeline tables beginning on page 241.1.
Our Degrader Strategy, page 210

17. Please remove the reference to "potentially best-and first-in-class" as this statement implies an expectation of regulatory approval and is inappropriate given the stage of development for your programs. Ensure that similar disclosures concerning "best-in-
         class" and/or "first-in-class," which we note repeated numerous times in this section of the
 Matthew Gline
FirstName  LastNameMatthew  Gline
Roivant Sciences Ltd.
Comapany
June       NameRoivant Sciences Ltd.
     15, 2021
June 15,
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         filing, are also removed.
Platform Validation , page 212

18.      Please remove your statement on page 213 that you believe that
Sumitomo   s decision to
         partner with Roivant serves to validate t the drug candidates that have been, and will be, generated by your technology. Efficacy determinations are the sole authority of the FDA and equivalent foreign regulators, implying that Sumitomo's decision validates the candidates is not appropriate.
Arbutus Overview
Clinical data, page 283

19. Please remove your disclosure that "AB-729 has been safe" in your Phase 1a/1b trial, as safety determinations are the exclusive purview of the FDA or other regulators.
Asset Acquisitions and License Arrangements, page 286

20. Please disclose the expected expiry of the last-to-expire patent licensed under the
         Michigan Research Agreement and the Cross-License Agreement with
Arbutus
         Biopharma Corporation;and revise the descriptions of your strategic agreement with
         Japan Tobacco to include a royalty range within ten percentage points for product sales of tapinarof.
Legal Proceedings, page 320

21. We note your disclosure on page 81 indicating that you have ongoing litigation related to patent disputes. These disclosures appear to conflict with your disclosure in this section that you are not presently a party to any material legal proceedings. Please revise your disclosure or tell us why you believe disclosure related to these legal proceedings is not required.
Contractual Obligations and Commitments, page 338

22. Please file the loan and security agreement between Dermavant and Hercules as an exhibit or tell us why you believe such filing is not required. Refer to Item 601(b)(10) of
         Regulation S-K.
Financial Statements of Roivant Sciences Ltd for the Nine Months Ended December 31, 2020
and 2019
Notes to Condensed Consolidated Financial Statements
Note 9-Shareholders' Equity and Redeemable Non-Controlling Interest, page F-87

23. You disclose on pages F-49 and F-50 that you consolidate Immunovant. Please clarify the percentage owned after Immunovant issued additional shares as discussed on page F-87 and if the additional share issuances by Immunovant in the nine months ended December
         31, 2020 affected the accounting treatment in Roivant's financial statements.
 Matthew Gline
Roivant Sciences Ltd.
June 15, 2021
Page 5
Note 16-Subsequent Events
Acquisition of Silicon Therapeutics, page F-95

24. We note that in March 2021 Roivant acquired Silicon Therapeutics, LLC for consideration of approximately $450.0 million, with additional cash payments payable subject to the satisfaction of certain regulatory and commercial milestones. Please tell us why the financial statements of Silicon Therapeutics are not significant to Roivant's financial statements such that the omission of those financial statements renders Roivant's financial statements substantially incomplete or misleading. In this regards, also please tell us your consideration of including the acquisition in the pro forma information on page 163.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       You may contact Ibolya Ignat at 202-551-3636 or Mary Mast at 202-551-3613 if you
have questions regarding comments on the financial statements and related matters. Please contact Dillon Hagius at 202-551-7967 or Suzanne Hayes at 202-551-3675 with any other questions.



FirstName LastNameMatthew Gline                                Sincerely,
Comapany NameRoivant Sciences Ltd.
                                                               Division of
Corporation Finance
June 15, 2021 Page 5                                           Office of Life
Sciences
FirstName LastName